EXHIBIT 99.2

Data From Non HSCT VOD Patients Treated With Defibrotide and a Treatment IND Update to be Presented at the American Society of Hematology Annual Meeting

VILLA GUARDIA (COMO), Italy, Dec. 7, 2012 (GLOBE NEWSWIRE) -- Gentium S.p.A. (Nasdaq:GENT) (the "Company") today announced that an oral presentation and poster abstracts on Defibrotide will be presented at the 54th Annual Meeting and Exposition of the American Society of Hematology to be held at the Georgia World Congress Center in Atlanta, Georgia, December 8-11, 2012.

Oral Presentation

Results of a Large Prospective Study on the Use of Defibrotide in the Treatment of Hepatic Veno-Occlusive Disease (VOD) in Hematopoietic Stem Cell Transplant (HSCT). Early Intervention Improves Outcome – Updated Results of a Treatment IND (T-IND) Expanded Access Protocol.

Monday, December 10, 2012: 5:45 PM C101, Level 1, Building C. Paul G. Richardson, MD at Dana Farber Cancer Institute, Boston, MA.

Poster Abstracts

Evaluation of Defibrotide in the Treatment of Hepatic Veno-Occlusive Disease (VOD) in non-Stem Cell Transplant (non-SCT) Chemotherapy Patients: Results from the Treatment IND (T-IND) Expanded Access Protocol and the Compassionate Use Program.

Sunday, December 9, 2012, 6:00 PM-8:00 PM Hall B1-B2, Level 1, Building B. Paul G. Richardson, MD at Dana Farber Cancer Institute, Boston, MA.

Defibrotide Interactions with Newer Oral Anticoagulants and Antithrombotic Agents.

Monday, December 10, 2012, 6:00 PM-8:00 PM Hall B1-B2, Level 1, Building B. Jawed Fareed, PhD et. al at Loyola University Medical Center, Chicago, IL.

For more details on the congress, please visit the official congress web site:

https://ash.confex.com/ash/2012/webprogram/keywordindexd.html

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

The Gentium S.p.A. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=12669

About VOD

Veno-occlusive disease (VOD) is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplantation can damage the lining cells of hepatic blood vessels and result in VOD, a blockage of the small veins in the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so called severe VOD). Stem cell transplantation is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. At present there is no approved agent for the treatment or prevention of VOD in the United States or the European Union.

About Defibrotide

Defibrotide has the potential to become the first drug approved for the prevention and treatment of hepatic veno-occlusive disease (VOD) a serious and potentially fatal complication of hematopoietic stem-cell transplantation (HSCT). The efficacy of Defibrotide to treat hepatic VOD in HSCT patients is supported by data from a multi-center Phase 3 historically controlled trial, evaluating Defibrotide for the treatment of severe VOD (patients with VOD and multi-organ failure), a Phase 2 dose finding study, and interim data reported from the ongoing Phase 3 expanded access U.S. Treatment IND program in patients with severe hepatic VOD. Additional data include a Phase 3 randomized controlled study of Defibrotide in the prevention of hepatic VOD in pediatric HSCT patients. Defibrotide has generally been well-tolerated in the clinical setting, and results in more than 1,300 patients to date have generally shown that Defibrotide does not appear to increase the risk of complications in HSCT patients.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" that involve a number of risks and uncertainties the outcome of which could materially and/or adversely affect actual future results and the market price of Gentium's securities. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. Specifically, the risks and uncertainties that could affect the development of Defibrotide include risks associated with preclinical and clinical developments in the biopharmaceutical industry in general, and with Defibrotide in particular, including, without limitation, the potential failure of Defibrotide to prove safe and effective for treatment and prevention of hepatic veno-occlusive disease (VOD) in adults and children undergoing haematopoietic stem cell transplantation. For a discussion of additional risks that relate to our Company, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

CONTACT: Gentium S.p.A.

         Salvatore Calabrese, +39 031-5373-260
         SVP & CFO
         scalabrese@gentium.it

         or

         The Trout Group

         Tricia Swanson, +1 646 378 2953
         TSwanson@troutgroup.com